Question#77, Item-M

Pursuant to a plan of reorganization approved by shareholders of the North American Funds on November 7, 2001, all the assets and liabilities of the determined NA Funds were transferred in a tax-free exchange to a determined SunAmerica Mutual Fund. In this reorganization, consummated on November 16, 2001, the SunAmerica Small-Cap Growth Fund, a newly created portfolio of the SunAmerica Mutual Funds, acquired all of the assets and liabilities of the North American Small-Cap Growth Fund. In conjunction with the reorganization, the SunAmerica Small-Cap Growth Fund is the surviving entity. Subsequent to the acquisition, the SunAmerica Small-Cap Growth Fund was renamed the SunAmerica Focused 2000 Growth Fund.

Pursuant to a plan of reorganization approved by the shareholders of the Style Select Large-Cap Growth Portfolio and Style Select Mid-Cap Growth Portfolio on August 15, 2002, the Style Select Focused Large-Cap Growth Portfolio and the Style Select Focused Multi-Cap Growth Portfolio, respectfully acquired all the assets and liabilities of the Style Select Large-Cap Growth Portfolio and the Style Select Mid-Cap Growth Portfolio, respectfully. The reorganization was consummated on September 6, 2002.

All shares of the Large-Cap Growth Portfolio and the Mid-Cap Growth Portfolio Class A, Class B, and Class II were exchanged, tax-free, for shares of the surviving Focused Large-Cap Growth Portfolio, and Focused Multi-Cap Growth Portfolio Class A, Class B, and Class II shares, respectively. In conjunction with the reorganizations, the Focused Large-Cap Growth and the Focused Multi-Cap Growth Portfolio are the surviving entities.